HAOXI HEALTH TECHNOLOGY LIMITED
ROOM 801, TOWER C, FLOOR 8, BUILDING 103
HUIZHONGLI, CHAOYANG DISTRICT
BEIJING, CHINA

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/HAO2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V60484-P22876 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HAOXI HEALTH TECHNOLOGY LIMITED

The Board of Directors recommends you vote FOR the following proposals:

Proposal	For	Against	Abstain
1. As an ordinary resolution, the authorized share capital of US$20,000 divided into: (i) 150,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each be consolidated at a share consolidation ratio of twenty-five-for-one (25:1), such that the authorized share capital of US$20,000 will be divided into: (i) 6,000,000 Class A Ordinary Shares of par value of US$0.0025 each, and (ii) 2,000,000 Class B Ordinary Shares of par value of US$0.0025 each, where the then issued Class A Ordinary Shares and then issued Class B Ordinary Shares in the capital of the Company, each with a par value of US$0.0001 per share, will be consolidated and divided at a share consolidation ratio of twenty-five-for-one (25:1) so as to become such whole number of Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.0025 per share (after rounding, if necessary) as shall result therefrom and following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before the consolidation in the case of the shares from which it was derived (the "Share Consolidation").	☐	☐	☐
2. As an ordinary resolution, immediately after the Share Consolidation, the authorized share capital of the Company be increased from US$200,000 divided into (i) 6,000,000 Class A Ordinary Shares of par value of US$0.0025 each, and (ii) 2,000,000 Class B Ordinary Shares of par value of US$0.0025 each to [US$1,000,000 divided into (i) 300,000,000 Class A ordinary shares of par value of US$0.0025 each and (ii) 100,000,000 Class B ordinary shares of par value of US$0.0025 each] (the "Increase of Authorized Shares", together with the Share Consolidation, the "Share Capital Reorganization").	☐	☐	☐
3. As a special resolution, subject to the completion of the Share Consolidation and the Increase of Authorized Shares, the Fifth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached to the notice of 2025 Annual Meeting and the accompany proxy statement, be and are hereby adopted as the new memorandum and articles of association of the Company, in substitution for and to the exclusion of the fourth amended and restated memorandum and articles of association of the Company then in effect to reflect the Share Capital Reorganization.	☐	☐	☐
4. As an ordinary resolution, to re-elect the each of the five directors named in the proxy statement as a director of the Company to hold office until the next annual general meeting or until the respective successor is elected and duly qualified (the "Re-election of Current Directors"):			
4a. FAN, ZHEN be re-appointed as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
4b. LIU, JIA be re-appointed as a director of the Company to hold office until the next annual general meeting or until his respective successors are duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
4c. SU, CHANGMAO be re-appointed as a director of the Company to hold office until the next annual general meeting or until his respective successors are duly elected and qualified, subject to earlier death, resignation, or removal;	☐	☐	☐
4d. XU, LEI be re-appointed as a director of the Company to hold office until the next annual general meeting or until his respective successors are duly elected and qualified, subject to earlier death, resignation, or removal; and	☐	☐	☐
4e. ZHANG, JIANBING be re-appointed as a director of the Company to hold office until the next annual general meeting or until his respective successors are duly elected and qualified, subject to earlier death, resignation, or removal.	☐	☐	☐
5. As an ordinary resolution, to approve, ratify and confirm the appointment of Wei, Wei & Co., LLP as the Company's independent auditors for the year ending June 30, 2024 and to authorize the board of directors of the Company to fix the remuneration of the independent registered public accounting firm (the "Auditor Ratification").	☐	☐	☐
6. As an ordinary resolution, to approve the appointment of Wei, Wei & Co., LLP as the Company's independent auditors for the year ending June 30, 2025 and to authorize the board of directors of the Company to fix the remuneration of the independent registered public accounting firm (the "Auditor Appointment").	☐	☐	☐
7. As an ordinary resolution, to authorize the adjournment of the 2025 Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the 2025 Annual Meeting or adjournment or postponement thereof to approve of the foregoing proposals (the "Authorization to Adjourn the Meeting").	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement and 6K are available at www.proxyvote.com.

V60485-P22876

HAOXI HEALTH TECHNOLOGY LIMITED
Annual General Meeting of Shareholders
January 10, 2025 10:00 a.m., Eastern Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) ______________________________ or, if no person is otherwise specified, the chairman of the Meeting, Zhen Fan, with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of HAOXI HEALTH TECHNOLOGY LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m., Eastern Time, on January 10, 2025 , at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China, virtually at www.virtualshareholdermeeting.com/HAO2025 and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side